EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
CAS MEDICAL SYSTEMS, INC.

* * * * * *

(a Delaware corporation incorporated on December 5, 1984)

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, CAS Medical Systems, Inc. (hereinafter called the “Company” or the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

At a meeting of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable.  At a meeting of the stockholders of the Corporation the proposed amendment was duly approved in accordance with Section 242 of the General Corporation Law of the State of Delaware.  The resolution setting forth the amendment is as follows:

RESOLVED:  That the first paragraph of Article 4 of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following paragraph be and hereby is inserted in lieu thereof:

“4.  The total number of shares of all classes of stock which the Company shall have authority to issue shall be sixty-one million (61,000,000), of which one million (1,000,000) shares with a par value of $0.001 per share are to be of a class designated ‘Preferred Stock’ and sixty million (60,000,000) shares with a par value of $0.004 per share are to be of a class designated ‘Common Stock.’”

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 23rd day of June, 2015.

 /s/ Thomas M. Patton
Name: Thomas M. Patton
Title:   President and Chief Executive Officer